UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ENERFLEX LTD.

(Exact name of registrant as specified in its charter)

Canada (Federal Level)	001-41531	98-0457703
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of Principal Executive Offices) (Zip Code)

Andrew Baird (281) 836-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Headquartered in Calgary, Alberta, Canada, Enerflex Ltd. (“Enerflex”), its subsidiaries, interests in associates, and joint ventures, operate in over 90 locations globally. In October 2022, Enerflex acquired Exterran Corporation, creating a premier integrated global provider of energy infrastructure and energy transition solutions. With enhanced scale and capabilities, Enerflex is optimally positioned to serve customers in key natural gas, energy transition, and produced water markets. As part of our business, we manufacture products for which gold, tantalum, tin and/or tungsten (collectively, “3TG materials”) are necessary to the functionality or production of our products. We are required to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, as implemented through SEC Specialized Disclosure Report on Form SD (“Rule 13p-1”). Accordingly, in compliance with Rule 13p-1, we are filing this Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, and have contemporaneously posted this Specialized Disclosure Report on Form SD and the Conflict Minerals Report on our website at www.enerflex.com.

Item 1.01	Conflict Minerals Disclosure and Report

A copy of Enerflex Ltd.’s Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 is provided as Exhibit 1.01 hereto and is publicly available at www.enerflex.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENERFLEX LTD.

Date: 5/30/2023	By:	/s/ Matthew Lemieux
Matthew Lemieux Interim Chief Financial Officer

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